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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Wyser-Pratte & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 S. Bedford Road Suite 312
(No. and Street)

Mt. Kisco	NY	10549
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2020

Wyser-Pratte & Co., Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.

[x] Facing Page.

[x] Statement of Financial Condition.

[ ] Statement of Operations.

[ ] Statement of Changes in Stockholder's Equity.

[ ] Statement of Cash Flows.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
    applicable).

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).

[ ] A Reconciliation between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).

[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.

[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Scott Principi, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Wyser-Pratte & Co., Inc. for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn to before me February 16, 2021

DEBRA KASHKIN
Notary Public - State of New York
NO. 01KA6171010
Qualified in Putnam County
My Commission Expires 7/23/23



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Wyser-Pratte & Co., Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wyser-Pratte & Co., Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wyser-Pratte & Co., Inc.'s management. Our responsibility is to express an opinion on Wyser-Pratte & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wyser-Pratte & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Wyser-Pratte & Co., Inc.'s auditor since 2020.
New York, New York
March 1, 2021

PrimeGlobal | An Association of Independent Accounting Firms

1

Wyser-Pratte & Co., Inc.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	70,992
Commissions receivable		74,296
Due from Affiliate		84,681
Other assets		11,099
Total Assets	$	241,068

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	118,509
Total liabilities		118,509
Stockholder's Equity:		
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		382,790
Deficit		(261,231)
Total stockholder's equity		122,559
Total Liabilities and Stockholder's Equity	$	241,068

The accompanying notes are an integral part of this financial statement.

Wyser-Pratte & Co., Inc.

Notes to Financial Statement
For the year ended December 31, 2020

1. **Organization and Business**

   Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company primarily acts as the broker of record for transactions initiated by its affiliated investment advisor on behalf of customers, for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm.

   During 2020, the ownership of the Company was transferred to a trust administered by an independent trustee.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with ASC Topic 606, Revenue from Contracts with Customers. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   The Company acts as a broker of record for its customers' transactions. Each time the customer enters into a buy or sell transaction, the Company charges a commission. Commissions on securities transactions are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date, (the date that the customers trades are executed), because that is when the underlying financial instrument and counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

   Cash
   All cash deposits are held at one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Wyser-Pratte & Co., Inc.

Notes to Financial Statement
For the year ended December 31, 2020

2. **Summary of Significant Accounting Policies (continued)**

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

Income Taxes
The former stockholder is personally responsible for the taxes owed by the Company. The trust that holds the ownership of the Company is a grantor's trust, therefore, the income flows through to the tax return of the trust's grantor, the former stockholder. Accordingly, the Company has not provided for federal, state or local income taxes.

3. **Fair Value of Financial Instruments**

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1), commissions receivable (Level 2), and due to/from affiliate (Level 2).

4. **Related Party Transactions and Concentrations**

In May 2020, the Company entered into a Common Paymaster Agreement with its affiliate, Wyser-Pratte Management Company, Inc. ("WPMI"), which will continue until terminated by either party's giving 90 days' notice of termination to the other party. Under this agreement, WPMI, will pay all compensation due to employees of the Company during the term of the agreement. The Company will reimburse WPMI within 15 days of receipt of notice of amount due along with a nominal monthly service fee.

The Company terminated an Administrative Services Agreement (the "Services Agreement") with its affiliate, WPMI, which provided administrative, facility and other management and back-office services to the Company.

4. **Related Party Transactions and Concentrations (continued)**

    As of December 31, 2020, the Company has an outstanding receivable of $84,681 from WPMI. The amount due from affiliate represents a concentration of credit risk.

    The Company earned its entire commission income from related parties, of which approximately 54% is from the EuroPartners Arbitrage Fund (the "Fund"), in which the beneficiary of the sole stockholder of the Company is also the principal of the investment adviser of the Fund. The remaining balance is from the accounts owned by the beneficiary of the stockholder of the Company, and an entity owned by the beneficiary of the stockholder of the Company. Commissions charged by the Company are discretionary.

    The accompanying financial statements are not necessarily indicative of the Company's financial condition or results of operations had the Company been operated as an unaffiliated entity.

5. **Regulatory Requirements**

    As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2020, the Company had deficit net capital of ($47,517) which was deficient of its required net capital of $7,901 by ($55,418).

    The Company's customer activities are handled by another broker, which acts as a clearing broker for these customers. The Company itself does not handle cash or securities on behalf of customers.

6. **COVID-19**

    During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7.   **Commitments**

The Company accounts for its existing operating leases, that are all short term, using the practical expedients permitted under ASC Topic 842.

During 2020, the Company entered into a month-to-month lease to occupy office space pursuant to a cancelable lease agreement. The lease may be cancelled if either party gives 30 days' notice of its intent to terminate, otherwise it renews at a rate of $3,409 per month plus telephone and internet services.

During 2020, the Company entered into a one-year lease to occupy office space at a rate of $940 per month. The lease may be cancelled if either party gives three months' notice prior to the end of the term.

8.   **Subsequent Events**

In January 2021, the Company was in compliance with its net capital requirements after receiving commissions that were earned, but not yet received, in 2020.